UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Legal Proceedings

On February 2, 2026, Erie Creek LLC (“Erie Creek”), a wholly-owned subsidiary of Bitdeer Technologies Group (the “Company”), received notice that American Heavy Plate Solutions, LLC (“AHP”) had filed a complaint in the Court of Common Pleas of Monroe County, Ohio against Monroe County Port Authority (“MCPA”), Erie Creek and two other wholly-owned subsidiaries of the Company, Whitetail Creek LLC and Bitdeer, Inc. AHP is seeking declaratory and injunctive relief concerning certain leasehold rights at an industrial property in Monroe County, Ohio of which MCPA is the landlord. The Company, through its relevant subsidiaries, intends to vigorously defend against the claims.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: February 5, 2026

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